 Enviro Cleanse Inc

1516 Tropicana Ave, Suite 155

Las Vegas, Nevada 89119

Telephone: (702)789-0552

(Address and telephone number of principal executive offices)

March 21, 2013

Via EDGAR

Era Anagnosti

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Ka

Dear Ms. Anagnosti,

De

RE: Enviro Cleanse Inc. (the “Company”)

Registration Statement on Form S-1

Filed July 23, 2012, August 28, 2012, November 15, 2012, December 14, 2012, December 21, 2012, January 28, 2013, February 27, 2013, March 15, 2013

File No.333-182808

I am President of the Company and write this letter on behalf of the Company.  At this time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Tuesday, March 26, 2013 at 5:00 p.m. EST, or as soon thereafter as practicable.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company.  The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

ENVIRO CLEANSE INC.

Per:  /s/ Mi Ok Cho

Mi Ok Cho

President & C.E.O.